FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of July, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


              THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED
                 2007 INTERIM CONSOLIDATED RESULTS - HIGHLIGHTS

- Net operating income before loan impairment charges and other credit risk provisions up 35.7 per cent to HK$60,177 million (HK$44,353 million in the first half of 2006).
- Pre-tax profit up 52.9 per cent to HK$39,003 million (HK$25,516 million in the first half of 2006).
- Pre-tax profit excluding dilution gains up 34.7 per cent to HK$34,371 million.
- Attributable profit up 56.9 per cent to HK$28,987 million (HK$18,471 million in the first half of 2006).
- Return on average shareholders' funds of 38.0 per cent (34.9 per cent in the first half of 2006).
- Assets up 13.3 per cent to HK$3,569 billion (HK$3,151 billion at the end of 2006).
- Cost efficiency ratio of 34.1 per cent (39.4 per cent for the first half of 2006).

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.

Comment by Vincent Cheng, Chairman

For the six months ended 30 June 2007, The Hongkong and Shanghai Banking Corporation Limited reported the best set of interim results, in terms of profit growth, for more than a decade. Profit before tax increased an impressive 52.9 per cent to HK$39,003 million. The profit figure includes a HK$4,632 million gain on the dilution of investments in associates in mainland China, comprising Bank of Communications and Industrial Bank. Excluding these one-off gains, the group's profit before tax in the period still rose strongly by 34.7 per cent.

Our growth strategy is paying off. We continue to invest in our businesses, particularly Personal Financial Services. Operating conditions were the best for more than a decade, distinguished by record global stock market activity and buoyant regional economies, most notably in mainland China. Credit quality in Asia remained good with loan impairment charges and other risk provisions, as a result, largely unchanged at HK$2,635 million.

In Hong Kong, our businesses put in an outstanding performance with profit before tax up a significant 26.4 per cent to HK$24,482 million, supported by an exceptionally strong economy and the bull market in equities. Hong Kong is benefiting from the further integration of its economy into the wider Pearl River Delta economic zone. The group's results in the territory were achieved through deposit growth, widening deposit spreads and strong wealth management earnings in the face of fierce price competition for residential mortgages and rising cost pressures in rents and salaries.

Amid these buoyant economic conditions, the group's operations in the rest of the Asia-Pacific region grew at a record pace with profit before tax up 136.3 per cent, including the one-off dilution gain, to HK$14,521 million. Excluding the one-off gain, profit before tax rose 60.9 per cent, reflecting strong growth in the underlying businesses. All of our major sites in the region reported profit growth, including mainland China, India, Indonesia, Korea, Singapore and Taiwan.

In March, our mainland China operation was one of the first foreign banks to successfully incorporate locally, creating HSBC Bank (China) Company Limited. We have the largest foreign bank presence in the country with a branch and sub-branch network of 40 outlets. In June, we announced the bank will take up new headquarters in 'HSBC Building - Shanghai IFC' at the heart of the Lujiazui financial centre. Our partnerships in mainland China are performing strongly. Bank of Communications credit cards in issue reached 2.4 million in the period.

In Vietnam, we received approval to raise our holding in Vietnam Technological and Commercial Joint-Stock Bank (Techcombank) from 10 per cent to 15 per cent - becoming one of the first foreign banks allowed to raise their holding in a partner bank.

Personal Financial Services reported profit before tax of HK$15,163 million, up
43.6 per cent on rising deposits, widening deposit spreads and increased fee income from wealth management and stockbroking on the back of strong equity market conditions. The re-launch of HSBC Premier in the period also supported business growth, particularly in wealth management. Insurance income rose 39.1 per cent with continued focus on retirement planning services. Our personal internet banking service in Hong Kong goes from strength to strength with 1.3 million customers registered online. By the end of June about 60 per cent of customer bill payments and over 80 per cent of share trading transactions were being executed through this channel. HSBC Direct in Taiwan and Korea, which were launched in September 2006 and February this year respectively, continued to make good progress in acquiring customers and deposits. Our new consumer finance operations in Australia, India and Indonesia are also doing well as we continue to invest in their development.

Strong regional cash payments and trade flows, combined with rising deposits and widening deposit spreads, contributed to Commercial Banking increasing profit before tax by 29.7 per cent to HK$8,701 million. We continue to exploit cross-border business growth, especially between mainland China, Hong Kong, Korea, Taiwan and Vietnam. Trade balances in all these countries and territories grew during the period. The business was further strengthened by the acquisition of Chailease Credit Services Co. Ltd, a Taiwanese factoring company, in May this year.

Corporate, Investment Banking and Markets reported an excellent profit before tax of HK$11,253 million, up 45.4 per cent, demonstrating the success of our emerging markets-led and financing-focused strategy. Higher net interest income in Global Markets and strong trading profits across Asia helped achieve this outstanding result.

Our 'joining-up' strategy is going well. The group's leadership position in the distribution of structured products in Hong Kong is an example of this. We are able to source products from our structured equity derivatives teams in Hong Kong and Paris and distribute these offerings to our personal and private banking clients in the territory. The recent HSBC China Dragon Fund launch was the result of the close cooperation of our asset management and investment banking teams and effective distribution through our branch network and internet banking service. The HK$3.6 billion fund was the first authorised actively-managed Chinese equity fund to be listed on the Stock Exchange of Hong Kong.

HSBC in Asia continues to invest in its successful organic growth strategy. We remain alert to opportunities to make acquisitions, where the price is right and the fit with HSBC strategy, culture and operations is good. The group remains alert to any change in the current benign credit environment. We are confident we have the right platform and risk management in place to manage any changes in these conditions. We will continue to invest in our businesses in the region and work to capture the opportunities we see, both now and over the medium to long term.

Results by Customer Group

                                                            Corporate,
                                                            Investment
                                    Personal                   Banking                           Intra-
                                   Financial   Commercial          and   Private                segment
Figures in HK$m                     Services      Banking      Markets   Banking    Other   elimination     Total

Half-year ended 30Jun07

Net interest income/(expense)         17,040        7,985        6,519        24   (2,165)         (152)   29,251

Net fee income                         7,976        2,830        4,131        67       79             -    15,083

Net trading income/(expense)             719          494        5,838        15      (10)         (102)    6,954

Net income/(loss) from financial
  instruments designated at
  fair value                           2,563         (253)          45         -     (322)          254     2,287

Gains less losses from
  financial investments                   18            -          151         -      251             -       420

Gains arising from dilution of
  investments in associates                -            -            -         -    4,632             -     4,632

Dividend income                            6            3           57         -      280             -       346

Net earned insurance premiums         11,458          534           66         -        -             -    12,058

Other operating income                   846          121          320         7    3,233        (2,451)    2,076

Total operating income                40,626       11,714       17,127       113    5,978        (2,451)   73,107

Net insurance claims
  incurred and movement in
  policyholders' liabilities         (12,584)        (296)         (50)        -        -             -   (12,930)

Net operating income before
  loan impairment charges and
  other credit risk provisions        28,042       11,418       17,077       113    5,978        (2,451)   60,177

Loan impairment charges and
  other credit risk provisions        (2,198)        (375)         (61)        -       (1)            -    (2,635)

Net operating income                  25,844       11,043       17,016       113    5,977        (2,451)   57,542

Operating expenses                   (10,900)      (3,492)      (6,283)     (103)  (2,213)        2,451   (20,540)

Operating profit                      14,944        7,551       10,733        10    3,764             -    37,002

Share of profit in associates
  and joint venture                      219        1,150          520         -      112             -     2,001

Profit before tax                     15,163        8,701       11,253        10    3,876             -    39,003

Share of profit before tax              38.9%        22.3%        28.9%        -      9.9%            -     100.0%

Half-year ended 30Jun06

Net interest income/(expense)         14,403        6,458        4,017        39   (2,395)        1,068    23,590

Net fee income/(expense)               5,177        2,445        3,511        33     (252)            -    10,914

Net trading income                       459          386        4,587         6      215        (1,191)    4,462

Net income/(loss) from financial
  instruments designated at
  fair value                              63         (319)          18         -      143           123        28

Gains less losses from
  financial investments                   84           (1)         195         -      872             -     1,150

Gains arising from dilution of
  investments in associates                -            -            -         -        -             -         -

Dividend income                            3            2           23         -      563             -       591

Net earned insurance premiums         10,413          437           62         -        -             -    10,912

Other operating income                   836           71          148         7    3,481        (2,093)    2,450

Total operating income                31,438        9,479       12,561        85    2,627        (2,093)   54,097

Net insurance claims
  incurred and movement in
  policyholders' liabilities          (9,471)        (225)         (48)        -        -             -    (9,744)

Net operating income before
  loan impairment charges and
  other credit risk provisions        21,967        9,254       12,513        85    2,627        (2,093)   44,353

Loan impairment charges and
  other credit risk provisions        (2,480)        (258)         155         -        -             -    (2,583)

Net operating income                  19,487        8,996       12,668        85    2,627        (2,093)   41,770

Operating expenses                    (9,046)      (3,011)      (5,222)      (81)  (2,222)        2,093   (17,489)

Operating profit                      10,441        5,985        7,446         4      405             -    24,281

Share of profit in associates
  and joint venture                      116          723          296         -      100             -     1,235

Profit before tax                     10,557        6,708        7,742         4      505             -    25,516

Share of profit before tax              41.4%        26.3%        30.3%        -      2.0%            -     100.0%

Personal Financial Services reported profit before tax of HK$15,163 million, an increase of 43.6 per cent over the first half of 2006. This was driven by strong growth in operating income, partly offset by higher operating expenses as a result of continued business expansion in the rest of the Asia-Pacific region.

Net interest income increased by HK$2,637 million, or 18.3 per cent, compared with the first half of 2006. In Hong Kong, net interest income rose by HK$1,658 million, or 15.5 per cent, as average customer account balances grew following a series of deposit campaigns and rate offers to address customers' demand for short-term products amid the buoyant stock market and during IPO subscription periods. In addition, the relaunch of HSBC Premier attracted new funds, and spreads improved as a result of tactical deposit pricing and higher foreign currency interest rates. Activity in the local property market increased, but customer appetite for higher mortgage borrowing remained muted and intense competition continued to drive down mortgage pricing.

In the rest of Asia-Pacific, net interest income rose by HK$979 million, or 26.7 per cent, driven by strong deposit growth across the region. As a result of the group's focus on growing the mass-affluent HSBC Premier customer base, deposits increased in a number of countries, particularly Singapore, mainland China, Australia and India, and deposit spreads improved on the back of higher interest rates. Several Mainland branches were granted approval to offer certain renminbi deposit products to local residents in late 2006 and, since local incorporation in March 2007, are now able to offer a full range of renminbi services. In addition, HSBC Direct was launched in Taiwan in the third quarter of 2006 and in Korea in February 2007, and both countries have progressed well, generating deposits of more than HK$7 billion since launch. Interest earned on credit cards was higher in the Philippines, India and Australia, reflecting growth in the number of cards in circulation and higher levels of receivables as the relationships mature. Income from consumer lending also rose, notably from personal instalment loans in India, Korea and Indonesia, and spreads widened as a result of higher pricing. Net interest income from mortgage lending fell due to the sale of the broker-originated portfolio in Australia in the fourth quarter of 2006, although growth in Singapore was strong.

Net fee income of HK$7,976 million was 54.1 per cent higher than the first half of 2006, driven by strong business growth and favourable investment market sentiment in Hong Kong. Fee income from stockbroking and custody services rose by 98.0 per cent, as transaction volumes were significantly higher, reflecting buoyant stock market conditions and a large number of IPOs in Hong Kong in the first half of 2007. Sales of unit trusts and structured investment products increased significantly as investors were encouraged by informative and targeted campaigns to boost investment awareness, and by the launch of new funds, particularly those comprising China stocks.

Net fee income from credit cards was HK$230 million, or 15.8 per cent, higher than the first half of 2006. The group maintained its leadership position in Hong Kong with a successful mass acquisition campaign launched in April, and now has more than 4.8 million cards in circulation throughout the territory. In the rest of Asia-Pacific, expansion of the cards business continued, particularly in India and the Philippines. The number of cards in issue rose by 25.3 per cent to a total of 6.2 million, and reward programmes helped drive a 30.4 per cent increase in cardholder spending.

Insurance income rose by 39.1 per cent, with continued focus on retirement planning services. The launch of new investment-linked insurance products contributed to growth in life assurance premium income. Sales of general insurance products also grew, supported by more efficient usage of alternative distribution channels such as the internet.

The charge for loan impairment fell by HK$282 million to HK$2,198 million, as conditions improved in Taiwan and Indonesia. In Hong Kong, higher charges, mainly against credit card lending, were largely volume-driven. Although the credit environment remained generally robust, the number of personal bankruptcies rose slightly which also contributed to the increased charges. In the rest of Asia-Pacific, impairment charges rose in line with volume growth in cards and personal loans in India, Thailand and Australia. Delinquency rates also rose in Thailand as a result of higher minimum repayment rules for cards, coupled with a deterioration in credit conditions.

In Taiwan, charges against credit card lending were lower on account of improved delinquency rates whereas prior year impairment levels were severely affected by the imposition of a mandatory government debt negotiation scheme which led to market-wide credit losses. However, conditions continue to be monitored closely in light of proposed legislation in respect of personal bankruptcy arrangements due to be introduced in 2008. Conditions in Indonesia improved compared with the prior year which was impacted by higher minimum repayment rules and reductions in the government subsidy of fuel prices. The reduction in the current year charge also benefited from greater collection efforts.

Operating expenses were HK$1,854 million, or 20.5 per cent, higher than in the first half of 2006, principally driven by continued investment in organic growth across the rest of the Asia-Pacific region. In Hong Kong, operating expenses rose by 13.2 per cent. Staff costs were higher primarily as a result of sales incentives and other performance-related pay, in addition to salary rises. Premises costs were higher, comprising branch refurbishments along with rises in commercial rentals. Marketing expenses rose as a result of campaigns to boost business activities, particularly for wealth management products and credit cards. In the rest of Asia-Pacific, costs increased by HK$1,183 million, or 29.8 per cent, notably in India, mainland China, Korea, Indonesia and the Philippines. Headcount rose by 26.5 per cent as sales and support functions were strengthened to support business growth, premises costs rose as new outlets were opened in Indonesia, India, and mainland China, and higher marketing costs were incurred to drive sales and promote the HSBC brand. Following the launch of the consumer finance business in the region last year, India and Indonesia continued to incur investment costs to strengthen their market presence. Korea saw increased staff, infrastructure and marketing expenditure related to the launch of HSBC Direct.

Income from associates of HK$219 million includes improved results from Bank of Communications and Industrial Bank.

HSBC was the recipient of four major awards from The Asian Banker this year:
Best Retail Bank in Hong Kong, Best Regional Retail Business in Asia, Excellence in Bancassurance and Excellence in Internet Banking (Channel), affirming the group's leading position in personal banking in the region.

Commercial Banking reported profit before tax of HK$8,701 million, an increase of 29.7 per cent over the first half of 2006, driven by strong balance sheet growth and improved deposit spreads.

Net interest income increased by HK$1,527 million, or 23.6 per cent, compared with the first half of 2006, reflecting growth in advances and deposits resulting from product development and active marketing efforts, coupled with improvements in deposit spreads. In Hong Kong, net interest income rose by HK$823 million, or 17.1 per cent. Although local interest rates remained stable following rises in 2006, Hong Kong dollar deposits increased substantially, driven by strong economic growth and stock market gains. Foreign currency deposits achieved significant growth on the back of rises in global interest rates. Spreads improved, particularly on foreign currency savings accounts, attributable to active management of savings rates offered to customers. Promotional activities and continued emphasis on the SME segment contributed to the growth of 'BusinessVantage' accounts. Non-trade lending balances increased as the economy continued to grow and demand for credit remained strong. Cross-border lending to manufacturers with operations in mainland China continued to be strong as intra-Asia trade accelerated. However, asset spreads were generally tighter as a result of market competition, particularly for corporate and mid-market business customers.

In the rest of Asia-Pacific, net interest income grew by 43.1 per cent, with the opening of new branches delivering deposit and loan growth, coupled with the widening of spreads, notably in India and mainland China. Efforts were made to increase liability balances by conducting various deposit garnering campaigns in Taiwan, mainland China and Australia. Trade balances grew in Korea, mainland China, Vietnam and India, and the business was strengthened by the acquisition of Chailease Credit Services Co., Ltd., a Taiwanese factoring company, in May 2007. The group continued to develop its cross-border capabilities and its cross-border referral system linked up business opportunities across different geographical boundaries. Country desks were established by Korea and Taiwan in mainland China, and a new commercial banking unit was set up in South Africa.

Net fee income rose by HK$385 million, or 15.7 per cent, and was largely attributable to higher cash management, remittance and trade fees, particularly in Hong Kong and India, driven by increased trade flows and enhancements to customer service. Fees from sales of unit trusts and structured investment products rose as the robust Hong Kong stock market boosted investment appetite and demand for investment products. Earnings from customer foreign exchange trades also increased, reflecting an increase in cross-border payments.

Insurance revenues, particularly from life insurance, continued to grow as the sales force was realigned to capture cross-selling opportunities within the existing client base, supported by marketing campaigns and new product launches. Income increased by 15.2 per cent as a result.

The net charge for loan impairment was HK$117 million higher than in the first half of 2006 primarily due to fewer releases, coupled with new specific charges against a number of customers in Thailand, Sri Lanka and Bangladesh. However, credit quality generally remained stable in Hong Kong and elsewhere in the region, and there were releases in Mauritius.

Operating expenses increased by 16.0 per cent over the first half of 2006, largely attributable to higher staff costs as the number of staff increased in Hong Kong, India and mainland China to support SME initiatives, insurance business expansion and product development. Performance-related costs also rose significantly, in line with the improved results. The group continued to place strong emphasis in leveraging its direct channel capabilities, and the number of internet-based transactions increased, contributing to efficiencies that mitigated the increased cost of processing higher volumes. In the rest of the Asia-Pacific region, higher costs reflected the increased sales force to support initiatives and business expansion, notably in India and mainland China. Higher IT and infrastructure costs and marketing expenditure were incurred in these countries as a result of branch expansion.

Income from associates of HK$1,150 million includes improved results from Bank of Communications and Industrial Bank.

HSBC's position as a leading commercial bank has earned it the recognition of various awards including The Best Trade Finance Bank by FinanceAsia for ten consecutive years, Best Bank for Cash Management in Asia for five consecutive years by Global Finance, and was the recipient of the SME's Best Partner Award in 2007 by the Hong Kong Chamber of Small and Medium Business Ltd.

Corporate, Investment Banking and Markets reported profit before tax of HK$11,253 million, 45.4 per cent higher than the first half of 2006 largely on account of higher net interest income in Global Markets and strong trading profits.

Net interest income increased by HK$2,502 million, or 62.3 per cent, compared with the first half of 2006. In Global Markets, balance sheet management revenues rose significantly, reflecting the replacement of maturing low-yield assets at higher yields, as well as a slightly steeper yield curve. Net interest income in Global Transaction Banking increased by 32.2 per cent, notably in mainland China, India, Hong Kong and Taiwan, as deposit spreads improved as a result of interest rate rises across the region, coupled with business growth in the payments and cash management and securities services businesses. Net interest income from corporate lending fell by 10.3 per cent, primarily due to continued margin compression in Hong Kong which was affected by surplus liquidity in the corporate sector, although there was strong growth in income in India and mainland China.

Net fee income increased by HK$620 million, or 17.7 per cent. In Hong Kong, higher revenues in the securities and fund services business reflected increased client volumes, driven by continuing investor confidence in the local stock markets and high IPO activity. In addition, there were strong performances from Korea, Australia, India and Singapore, and capabilities in the region were strengthened by the acquisition of Westpac's sub-custody business in Australia and New Zealand last year. Investment banking benefited from strong capital markets, and underwriting revenues from IPO activities in Hong Kong grew significantly. Fee income from the asset management business grew modestly, as higher revenues from funds under management were partly offset by lower fund performance fees. Structured finance reported lower fees, reflecting lower transaction volumes over the same period last year.

Net trading income rose by 27.3 per cent to HK$5,838 million. Foreign exchange and interest rate derivatives profits were higher as rate volatility provided good trading opportunities and higher sales volumes, particularly in India and Thailand, reflecting a growing requirement from customers for risk management products. The equities and equity derivatives business in Hong Kong, which has been built up significantly over the past two years, capitalised on the strong regional stock market performances and returned excellent results. In particular, there was significant growth in structured equity derivatives, attributable to cross-sales to personal and private banking customers.

There was a net charge for loan impairment of HK$61 million compared with a net release of HK$155 million in the first half of 2006. Although the corporate credit environment throughout the region generally remained benign, there were lower releases, and a new specific allowance was made against a mainland China exposure.

Operating expenses increased by 20.3 per cent compared with the first half of 2006, reflecting headcount increases to support business expansion in all areas and higher performance-related remuneration. IT costs also rose to support business growth.

Income from associates of HK$520 million includes improved results from Bank of Communications and Industrial Bank.

Other includes income and expenses relating to certain funding, investment, property and other activities that are not allocated to other customer groups.

Gains of HK$4,632 million were made on the dilution of the group's interests in Bank of Communications and Industrial Bank. Both of these associates raised new capital in the first half of 2007, but the group did not subscribe for any additional shares issued under these offers and, as a result, its percentage shareholdings decreased. However, the assets of Bank of Communications and Industrial Bank increased substantially as a result of the new issues, and consequently the group's share of the associates' underlying net assets increased by HK$4,632 million. This one-off increase was regarded as a gain arising from deemed disposals of part of the group's interests in associates, and has been recognised in the income statement.

These gains were slightly offset by lower gains from financial investments as the first half of 2006 included profit on the disposal of part of the group's stake in UTI Bank. In addition, there were lower profits made on property sales in the first half of 2007 compared with the first half of 2006.

Consolidated Income Statement

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Interest income                                                       67,550            53,745
Interest expense                                                     (38,299)          (30,155)
Net interest income                                                   29,251            23,590
Fee income                                                            17,396            13,185
Fee expense                                                           (2,313)           (2,271)
Net fee income                                                        15,083            10,914
Net trading income                                                     6,954             4,462
Net income from financial instruments
  designated at fair value                                             2,287                28
Gains less losses from financial investments                             420             1,150
Gains arising from dilution of investments in associates               4,632                 -
Dividend income                                                          346               591
Net earned insurance premiums                                         12,058            10,912
Other operating income                                                 2,076             2,450
Total operating income                                                73,107            54,097
Net insurance claims incurred and
  movement in policyholders' liabilities                             (12,930)           (9,744)
Net operating income before loan
  impairment charges and other credit
  risk provisions                                                     60,177            44,353
Loan impairment charges and other
  credit risk provisions                                              (2,635)           (2,583)
Net operating income                                                  57,542            41,770
Employee compensation and benefits                                   (12,111)          (10,109)
General and administrative expenses                                   (7,157)           (6,317)
Depreciation of property, plant and
  equipment                                                           (1,005)             (934)
Amortisation of intangible assets                                       (267)             (129)
Total operating expenses                                             (20,540)          (17,489)
Operating profit                                                      37,002            24,281
Share of profit in associates and joint venture                        2,001             1,235
Profit before tax                                                     39,003            25,516
Tax expense                                                           (6,404)           (4,569)
Profit for the period                                                 32,599            20,947

Profit attributable to shareholders                                   28,987            18,471
Profit attributable to minority interests                              3,612             2,476

Consolidated Balance Sheet

Figures in HK$m                                                   At 30Jun07        At 31Dec06

ASSETS
Cash and short-term funds                                            744,586           518,022
Items in the course of collection from other banks                   117,403            46,519
Placings with banks maturing after one month
  but less than one year                                              77,598            99,332
Placings with banks maturing after one year                            3,124             4,705
Certificates of deposit                                               69,485            73,200
Hong Kong SAR Government certificates
  of indebtedness                                                    101,214           102,374
Trading assets                                                       301,371           338,792
Financial assets designated at fair value                             56,686            50,514
Derivatives                                                          128,096            99,167
Advances to customers                                              1,154,991         1,043,782
Financial investments                                                527,245           484,841
Amounts due from group companies                                     142,804           161,118
Investments in associates and joint venture                           32,840            25,534
Goodwill and intangible assets                                        11,594            10,428
Property, plant and equipment                                         29,904            29,159
Deferred tax assets                                                    1,130             1,245
Retirement benefit assets                                              3,307             2,191
Other assets                                                          65,453            59,917
Total assets                                                       3,568,831         3,150,840

LIABILITIES
Hong Kong SAR currency notes in circulation                          101,214           102,374
Items in the course of transmission to other banks                   114,015            57,226
Deposits by banks                                                    183,967           108,125
Customer accounts                                                  2,163,224         1,989,467
Trading liabilities                                                  276,991           272,545
Financial liabilities designated at fair value                        37,811            36,554
Derivatives                                                          122,724            98,659
Debt securities in issue                                              73,993            69,195
Retirement benefit liabilities                                           340               465
Amounts due to group companies                                        47,131            31,356
Other liabilities and provisions                                      61,043            56,478
Liabilities under insurance contracts issued                          73,792            61,350
Current tax liabilities                                                7,137             4,500
Deferred tax liabilities                                               4,899             4,284
Subordinated liabilities                                              18,920            16,353
Preference shares                                                     78,823            76,464
Total liabilities                                                  3,366,024         2,985,395

EQUITY
Share capital                                                         22,494            22,494
Other reserves                                                        56,662            35,514
Retained profits                                                      95,645            80,942
Proposed dividend                                                      5,500             6,500
Total shareholders' equity                                           180,301           145,450
Minority interests                                                    22,506            19,995
                                                                     202,807           165,445
Total equity and liabilities                                       3,568,831         3,150,840

Consolidated Statement of Recognised Income and Expense

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Available-for-sale investments:
- fair value changes taken to equity                                  13,483             5,481
- fair value changes transferred to the income statement
  on disposal or impairment                                             (469)           (1,119)
- fair value changes transferred to the income statement
  on hedged items due to hedged risks                                    402               670

Cash flow hedges:
- fair value changes taken to equity                                    (547)               12
- fair value changes transferred to the income statement                 260               884

Property revaluation:
- fair value changes taken to equity                                   1,285             1,468

Share of changes in equity of associates and joint venture                21               164
Exchange differences                                                   3,118               914
Actuarial gains/(losses) on post-employment benefits                     959              (279)
                                                                      18,512             8,195
Net deferred tax on items taken directly to equity                      (241)              (47)
Total income and expense taken to equity during the period            18,271             8,148
Profit for the period                                                 32,599            20,947
Total recognised income and expense for the period                    50,870            29,095

Total recognised income and expense for the period
  attributable to:
- shareholders                                                        46,179            26,381
- minority interests                                                   4,691             2,714
                                                                      50,870            29,095

Consolidated Cash Flow Statement

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Operating activities
Cash generated from operations                                       230,682           118,945
Interest received on financial investments                            10,268             9,095
Dividends received on financial investments                              234               206
Dividends received from associates                                       221                33
Taxation paid                                                         (3,151)           (2,019)
Net cash inflow from operating activities                            238,254           126,260

Investing activities
Purchase of financial investments                                   (226,576)         (201,753)
Proceeds from sale or redemption of financial
  investments                                                        214,046           174,201
Purchase of property, plant and equipment                             (1,076)             (568)
Purchase of other intangible assets                                     (587)             (532)
Proceeds from sale of property, plant and equipment                      187               707
Net cash outflow in respect of the acquisition of a
  subsidiary company                                                    (134)                -
Net cash inflow in respect of the purchase of interests in
  business portfolios                                                  1,999                 -
Net cash outflow in respect of the purchase of interest in
  an associate                                                           (74)                -
Proceeds from the sale of interest in an associate                       230                 -
Net cash outflow from investing activities                           (11,985)          (27,945)

Net cash inflow before financing                                     226,269            98,315

Financing
Issue of preference shares                                             1,953                 -
Change in minority interests                                             (17)              322
Issue of subordinated liabilities                                      2,345             4,485
Ordinary dividends paid                                              (11,500)           (8,257)
Dividends paid to minority interests                                  (2,968)           (3,043)
Interest paid on preference shares                                    (2,405)           (1,856)
Interest paid on subordinated liabilities                               (577)             (383)
Net cash outflow from financing                                      (13,169)           (8,732)

Increase in cash and cash equivalents                                213,100            89,583



Additional Information

1. Net interest income

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Net interest income                                                   29,251            23,590
Average interest-earning assets                                    2,498,886         2,179,207
Net interest spread                                                     2.02%             1.76%
Net interest margin                                                     2.36%             2.18%

Net interest income of HK$29,251 million was HK$5,661 million, or 24.0 per cent, higher than the first half of 2006. Higher income was attributable to strong balance sheet growth and improved deposit spreads throughout the region, coupled with higher balance sheet management income.

Net interest income in Personal Financial Services rose by HK$2,637 million, or
18.3 per cent, partly due to strong growth in the deposit base in Hong Kong and in the region. Lending growth also contributed to the increase in interest income, particularly personal loans in India, Korea and at Hang Seng Bank, and credit cards in the Philippines, India, Australia and at Hang Seng Bank. In addition, strong returns were generated on investments held by the group's insurance companies, benefiting from higher yields and growth in portfolio size. Net interest income in Commercial Banking was HK$1,527 million, or 23.6 per cent, higher than the first half of 2006 mainly due to balance sheet growth, notably in Hong Kong, India, mainland China and Singapore, and the widening of deposit spreads. In Corporate, Investment Banking and Markets, net interest income increased significantly as a result of strong balance sheet management income, reflecting the replacement of maturing assets at higher yields. This was coupled with business growth in the payments and cash management and securities services businesses and improved deposits spreads, notably in mainland China, India, Hong Kong and Taiwan.

Average interest-earning assets rose by HK$319.7 billion, or 14.7 per cent, to HK$2,498.9 billion. Average advances to customers grew by HK$77.9 billion, or
7.6 per cent, with strong increases in corporate loans in mainland China and India, and a small rise in average mortgage balances in Hong Kong coupled with stronger growth in India and Singapore, partly offset by the disposal of the broker-originated mortgage business in Australia and the reclassification of part of the mortgage book in New Zealand as 'held for sale' which is in the 'Other assets' category. Average credit card balances rose in most areas, notably Hong Kong, Australia, India, the Philippines and Thailand, and personal instalment loans grew, most significantly in India and Korea. Average placements with banks were HK$151.9 billion higher, and holdings of available-for-sale securities rose by HK$82.0 billion, reflecting the deployment of the commercial surplus.

The group's net interest margin of 2.36 per cent for the first half of 2007 was 18 basis points higher than the comparable period in 2006. Net interest spread improved by 26 basis points, while the contribution from net free funds declined by eight basis points reflecting the deployment of funds into trading assets.

For the bank in Hong Kong, net interest margin increased by 19 basis points to
2.27 per cent for the first half of 2007. Spread rose by 29 basis points, benefiting from higher yields on money market placements and debt securities, and improved deposit spreads, particularly on US dollar current and savings accounts as US dollar interest rates rose. This was partly offset by lower spreads on mortgages and term lending as Hong Kong dollar lending rates decreased. The contribution from net free funds decreased by 10 basis points primarily due to the reduction of free funds as a result of redeployment of surplus funds into trading assets.

At Hang Seng Bank, net interest margin improved by nine basis points to 2.46 per cent, benefiting from wider deposit spreads and the better yields on the balance sheet management portfolio. Balance sheet management income improved as lower-yielding securities gradually matured and were replaced by higher-yielding assets. Net interest spread rose by five basis points to 1.87 per cent while the contribution from net free funds increased by four basis points, benefiting from the rise in market interest rates and from interest-free customer balances. Notwithstanding the benefit from higher interest rates, the pricing of residential mortgages and corporate lending was still under pressure due to intense market competition.

In the rest of Asia-Pacific, net interest margin at 2.30 per cent was 15 basis points higher than the first half of 2006, and spread increased by 33 basis points to 2.09 per cent. In mainland China, spread improved as the increase in lending rates outweighed the increase in deposit rates, coupled with a better funding structure comprising a higher proportion of low cost customer deposits. Spread improved in Indonesia as funding costs decreased following interest rate cuts. In the Philippines, local interest rates dropped but strong growth in high-yielding credit card receivables more than offset the decline in yields for other lending products. India benefited from higher margins on customer accounts in a rising interest rate environment as savings rates were contained, and yields improved on the back of strong growth in credit card advances and personal loans. The contribution from net free funds dropped by 18 basis points mainly due to an increase in net trading assets in Korea, mainland China and Australia.

2. Net fee income

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Account services                                                         778               709
Credit facilities                                                        689               640
Import/export                                                          1,582             1,400
Remittances                                                              817               684
Securities/stockbroking                                                4,261             2,572
Cards                                                                  2,025             2,348
Insurance                                                                277               154
Unit trusts                                                            2,227             1,227
Funds under management                                                 1,781             1,658
Other                                                                  2,959             1,793

Fee income                                                            17,396            13,185

Fee expense                                                           (2,313)           (2,271)

                                                                      15,083            10,914

Net fee income was HK$4,169 million, or 38.2 per cent, higher than the first half of 2006.

Securities broking and custody fees rose by 65.7 per cent, reflecting significantly higher stock market turnover and IPO activity in Hong Kong. The buoyant stock markets also stimulated demand for unit trusts and fee income increased by 81.5 per cent.

Trade finance income was 13.0 per cent higher, notably in India, Hong Kong and mainland China, and in part due to the transfer into the group of HSBC's South African operations in the second quarter of 2007. Remittance and other account fees grew, reflecting the group's strong transactional capabilities.

Gross fee income from credit cards was impacted by a loss of revenues in Taiwan as credit card activity fell in the wake of the country's curbs on consumer credit growth, and by the transfer in August 2006 of the majority of the merchant acquiring business to the joint venture company set up with Global Payments Inc. However, there was strong growth in issuing fees elsewhere in the region, notably India, Hong Kong and the Philippines, due to an increase in the number of cards in circulation and higher cardholder spending.

'Other' includes investment banking fees which were higher as several IPO mandates in Hong Kong were won, and an increase in commissions received from fellow HSBC Group companies in respect of treasury business.

3. Gains less losses from financial investments

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Available-for-sale financial investments                                 420             1,150
                                                                         420             1,150

The profit on the disposal of available-for-sale securities in 2007 largely comprises gains on the sale of equity shares and further disposals of Philippine government securities. Prior year gains include the profits made on the sale of part of the group's stake in UTI Bank, and also on Philippine government securities.

4. Other operating income

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Rental income from investment properties                                  77               109
Movement in present value of
  in-force insurance business                                            629               632
Profit on disposal of property,
  plant and equipment, and assets held for sale                           16               337
Profit on disposal of subsidiaries,
  associates and business portfolios                                      35                 -
Net gains or losses from the disposal or revaluation of
  investment properties                                                  275               477
Other                                                                  1,044               895
                                                                       2,076             2,450

Profit on the disposal of property, plant and equipment was lower than in 2006 due to the non-recurrence of gains made on the sale of a commercial property in Hong Kong.

Gains on investment properties decreased reflecting lower property sales and due to a lower revaluation surplus as property price rises in Hong Kong slowed.

'Other' largely comprises recoveries of IT and other operating costs from fellow
HSBC Group companies which were incurred on their behalf.

5. Gains arising from dilution of investments in associates

During the period, two associates of the group, Bank of Communications Limited and Industrial Bank Co., Ltd., issued new shares. The group did not subscribe for any additional shares issued under these offers and, as a result, its interests in the associates' equity decreased from 19.90 per cent to 18.60 per cent and from 15.98 per cent to 12.78 per cent, respectively.

The net assets of both Bank of Communications and Industrial Bank increased substantially when they received the proceeds from the new share issues. After the new issues, the group's share of the net assets of both associates increased by HK$4,632 million compared to the share of the net assets immediately prior.
This increase in the group's share of net assets was regarded as a gain arising from deemed disposals of part of its interests in the associates and has been presented in the consolidated income statement.

The gains resulting from the dilution of the group's investments in the associates were HK$3,167 million and HK$1,465 million in respect of Bank of Communications and Industrial Bank respectively.

The dilution of the interests does not affect the classification of the group's investments as investments in associates.

6. Loan impairment charges and other credit risk provisions

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Net charge for impairment of customer advances

- Individually assessed impairment allowances:
    New allowances                                                       983               815
    Releases                                                            (323)             (556)
    Recoveries                                                           (93)             (133)
                                                                         567               126

- Net charge for collectively assessed
  impairment allowances                                                2,084             2,434
                                                                       2,651             2,560

Net (release)/charge for other credit risk provisions                    (16)               23
                                                                       2,635             2,583

The net charge for loan impairment and other credit risk provisions was HK$52 million higher than in the first half of 2006.

The charge for new individually assessed allowances was higher, largely attributable to the downgrading of certain corporate customers with activities in Thailand and mainland China. Releases and recoveries were lower, mainly relating to corporates in Hong Kong and mainland China.

The net charge for collectively assessed allowances decreased, due to lower charges in Taiwan and Indonesia where delinquency rates for personal unsecured lending have improved. Charges rose in other parts of the region, reflecting higher credit card and other personal lending volumes, particularly in India, Hong Kong, Thailand and Australia. Delinquency levels rose in Thailand due to a deterioration in economic conditions, coupled with a rise in the minimum monthly repayment amount on credit cards.

Included in the net release of other credit risk provisions is an impairment charge of HK$8 million against an available-for-sale investment (half-year ended
30 June 2006: nil).

7. Employee compensation and benefits

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Wages and salaries                                                     7,832             6,852
Performance-related pay                                                3,602             2,655
Social security costs                                                    141               143
Retirement benefit costs                                                 536               459
                                                                      12,111            10,109

Staff numbers by region^

                                                                  At 30Jun07        At 30Jun06

Hong Kong                                                             25,786            25,655
Rest of Asia-Pacific                                                  30,826            29,069
Total                                                                 56,612            54,724

^ Full-time equivalent

Staff costs increased by HK$2,002 million, or 19.8 per cent, compared with the first half of 2006. Salaries rose by 14.3 per cent, in line with increases in headcount throughout the region, and due to annual salary rises. Staff numbers rose significantly in India and Indonesia reflecting the establishment of the consumer finance business and expansion of the sales force, and in mainland
China to support new branch openings. Ownership of the group service centre in Guangdong was transferred to another HSBC Group entity in August 2006 with a resultant decrease in headcount of approximately 4,000 in the rest of the Asia-Pacific region. Performance-related pay increased in line with improved operating revenues, higher dealing income and the increase in headcount.

8. General and administrative expenses

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Premises and equipment
- Rental expenses                                                        903               727
- Amortisation of prepaid operating lease payments                        29                29
- Other premises and equipment                                         1,155             1,124
                                                                       2,087             1,880

Marketing and advertising expenses                                     1,675             1,395

Other administrative expenses                                          3,845             3,039

Litigation and other provisions                                         (450)                3
                                                                       7,157             6,317

The increase in general and administrative expenses of HK$840 million, or 13.3 per cent, reflected additional costs incurred in business expansion throughout the region. Premises and equipment costs rose due to new branch openings and rent increases. Marketing expenditure was higher, with higher credit card bonus point redemption costs, brand advertising at airports in mainland China, campaigns to support the launch of HSBC Direct in Korea, and retail banking promotions at Hang Seng Bank. Technology costs also increased as the group continued to improve its customer relationship management systems and internet banking capabilities.

9. Tax expense

The tax expense in the consolidated income statement comprises:

                                                             Half-year ended   Half-year ended
Figures in HK$m                                                      30Jun07           30Jun06

Current income tax
- Hong Kong profits tax                                                3,609             2,797
- Overseas taxation                                                    2,211             1,709
Deferred taxation                                                        584                63
                                                                       6,404             4,569

The effective rate of tax for the first half of 2007 was 16.4 per cent, compared with 17.9 per cent for the first half of 2006. The decrease was attributable to the dilution gains on investments in associates being tax-exempt.

10. Dividends

                                              Half-year ended     Half-year ended
                                                      30Jun07             30Jun06
                                                 HK$     HK$m         HK$    HK$m
                                           per share            per share

Dividends paid on ordinary share capital
- Paid                                          0.56    5,000       0.42    3,757
- Proposed                                      0.61    5,500       0.61    5,500
                                                1.17   10,500       1.03    9,257


11. Advances to customers

Figures in HK$m                                                   At 30Jun07        At 31Dec06

Gross advances to customers                                        1,161,956         1,050,625

Impairment allowances:
- Individually assessed                                               (2,284)           (2,118)
- Collectively assessed                                               (4,681)           (4,725)
                                                                      (6,965)           (6,843)
                                                                   1,154,991         1,043,782

Allowances as a percentage of gross advances to customers:
- Individually assessed                                                 0.20%             0.20%
- Collectively assessed                                                 0.40%             0.45%
Total allowances                                                        0.60%             0.65%

12. Impairment allowances against advances to customers


                                           Individually   Collectively
                                               assessed       assessed
Figures in HK$m                              allowances     allowances    Total

At 1Jan07                                         2,118          4,725    6,843
Amounts written off                                (485)        (2,425)  (2,910)
Recoveries of advances written off in
  previous years                                     92            329      421
Net charge to income statement                      567          2,084    2,651
Unwinding of discount of loan impairment            (50)          (112)    (162)
Exchange and other adjustments                       42             80      122

At 30Jun07                                        2,284          4,681    6,965

13. Impaired advances to customers and allowances

The geographical information shown below, and in note 14, has been classified by location of the principal operations of the subsidiary company or, in the case of the bank, by location of the branch responsible for advancing the funds.

                                                               Rest of
Figures in HK$m                               Hong Kong   Asia-Pacific    Total

Half-year ended 30Jun07

Impairment charge                                   641          2,010    2,651

Half-year ended 30Jun06

Impairment charge                                   514          2,046    2,560

At 30Jun07

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances                           3,649          5,587    9,236

Individually assessed allowances                   (924)        (1,360)  (2,284)
                                                  2,725          4,227    6,952
Individually assessed allowances as a
  percentage of gross impaired advances            25.3%          24.3%    24.7%

Gross impaired advances as a
  percentage of gross advances to
  customers                                         0.5%           1.1%     0.8%

                                                               Rest of
Figures in HK$m                               Hong Kong   Asia-Pacific    Total

At 31Dec06

Advances to customers which are considered to be impaired are as follows:

Gross impaired advances                           3,530          5,071    8,601

Individually assessed allowances                 (1,016)        (1,102)  (2,118)
                                                  2,514          3,969    6,483

Individually assessed allowances as a
  percentage of gross impaired advances            28.8%          21.7%    24.6%

Gross impaired advances as a
  percentage of gross advances to
  customers                                         0.6%           1.2%     0.8%

Impaired advances to customers are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

Individually assessed allowances are made after taking into account the value of collateral held in respect of such advances.

14. Analysis of advances to customers based on categories used by the HSBC Group

The following analysis of advances to customers is based on categories used by the HSBC Group, including The Hongkong and Shanghai Banking Corporation Limited and its subsidiaries, for risk management purposes.

                                                               Rest of
Figures in HK$m                               Hong Kong   Asia-Pacific       Total

At 30Jun07

Residential mortgages                           188,455        122,593     311,048

Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme mortgages                      31,050              -      31,050

Credit card advances                             30,543         22,996      53,539

Other personal                                   65,483         39,123     104,606
Total personal                                  315,531        184,712     500,243

Commercial, industrial and international
  trade                                         130,546        165,056     295,602

Commercial real estate                           89,298         45,366     134,664

Other property-related lending                   59,292         16,921      76,213

Government                                        2,785          5,016       7,801

Other commercial                                 41,758         46,940      88,698
Total corporate and commercial                  323,679        279,299     602,978

Non-bank financial institutions                  28,700         25,784      54,484

Settlement accounts                               3,935            316       4,251
Total financial                                  32,635         26,100      58,735

Gross advances to customers                     671,845        490,111   1,161,956

Individually assessed impairment allowances        (924)        (1,360)     (2,284)
Collectively assessed impairment allowances      (1,699)        (2,982)     (4,681)

Net advances to customers                       669,222        485,769   1,154,991

At 31Dec06

Residential mortgages                           191,522        112,905     304,427

Hong Kong SAR Government's Home
  Ownership Scheme, Private Sector
  Participation Scheme and Tenants
  Purchase Scheme mortgages                      31,708              -      31,708

Credit card advances                             31,315         19,999      51,314

Other personal                                   30,778         35,909      66,687
Total personal                                  285,323        168,813     454,136

Commercial, industrial and international
  trade                                         130,994        133,560     264,554

Commercial real estate                           94,706         36,052     130,758

Other property-related lending                   53,832         15,627      69,459

Government                                        4,283          6,727      11,010

Other commercial                                 43,186         38,781      81,967
Total corporate and commercial                  327,001        230,747     557,748

Non-bank financial institutions                  18,138         16,471      34,609

Settlement accounts                               3,774            358       4,132
Total financial                                  21,912         16,829      38,741

Gross advances to customers                     634,236        416,389   1,050,625

Individually assessed impairment allowances      (1,016)        (1,102)     (2,118)
Collectively assessed impairment allowances      (1,822)        (2,903)     (4,725)

Net advances to customers                       631,398        412,384   1,043,782

Net advances to customers increased by HK$111.2 billion, or 10.7 per cent, since the end of 2006.

Net advances in Hong Kong grew by HK$37.8 billion, or 6.0 per cent, since the end of 2006. This was primarily attributable to IPO financing loans, mainly to personal customers, reflecting the significant IPO activity in the first half of 2007. Mortgage balances were marginally lower due to muted demand and intense price competition. Corporate and commercial balances fell slightly although advances to smaller businesses grew, particularly to manufacturers with operations in mainland China.

In the rest of Asia-Pacific, net advances rose by HK$73.4 billion, or 17.8 per cent, since the end of 2006. Mortgage balances grew by 8.6 per cent with increases in Australia, India and Singapore. Credit card advances rose by 15.0 per cent, notably in Australia, India, Thailand and the Philippines, and the growth in other personal lending was largely attributable to business expansion in India. Lending to corporate and commercial customers rose by HK$48.6 billion, notably in mainland China, Singapore, India and Mauritius.

15. Customer accounts

Figures in HK$m                                                   At 30Jun07        At 31Dec06

Current accounts                                                     346,060           292,450
Savings accounts                                                     839,011           785,659
Other deposit accounts                                               978,153           911,358
                                                                   2,163,224         1,989,467


Customer accounts increased by HK$173.8 billion, or 8.7 per cent, since the end of 2006.

In Hong Kong, customer accounts rose by HK$71.6 billion, or 5.0 per cent, in the first half of 2007 following successful deposit campaigns. Deposits from personal customers increased by HK$23.9 billion, or 2.6 per cent, and in Commercial Banking and Corporate, Investment Banking and Markets, customer account balances grew by HK$47.7 billion, or 9.2 per cent.

In the rest of Asia-Pacific, customer accounts increased by HK$102.2 billion, or
18.5 per cent, as the group continued to expand the deposit base throughout the region, with particular focus on attracting high net worth accounts through HSBC
Premier and increasing corporate balances by growing the payments and cash management and securities services businesses. Deposits from personal customers increased by HK$30.8 billion, or 15.2 per cent, notably in mainland China, Singapore, India and Australia. Customer account balances held by corporate customers rose by HK$71.4 billion, or 20.3 per cent, largely in Singapore, mainland China, Australia and Taiwan.

The group's advances-to-deposits ratio increased to 53.4 per cent at 30 June
2007, from 52.5 per cent at 31 December 2006.

16. Reserves


Figures in HK$m                                                   At 30Jun07        At 31Dec06

Other reserves
- Property revaluation reserve                                         5,785             4,798
- Available-for-sale investment reserve                               38,409            25,812
- Cash flow hedge reserve                                               (416)             (166)
- Foreign exchange reserve                                             5,795             2,805
- Other                                                                7,089             2,265
                                                                      56,662            35,514
Retained profits                                                      95,645            80,942
Total reserves                                                       152,307           116,456

The bank and its banking subsidiary companies operate under regulatory jurisdictions which require the maintenance of minimum impairment allowances in excess of those required under Hong Kong Financial Reporting Standards. At 30
June 2007, the effect of this requirement is to restrict the amount of reserves which can be distributed to shareholders by HK$3,093 million (31 December 2006:
HK$1,689 million).

The property revaluation reserve includes an amount of HK$206 million in relation to properties classified as assets held for sale (31 December 2006:
HK$62 million).

An amount of HK$4,632 million, being the amount of the gains arising from the dilution of investments in associates, has been transferred from retained profits to other reserves.

17. Contingent liabilities and commitments

Figures in HK$m                                                  At 30Jun07        At 31Dec06

Contract amount

Contingent liabilities                                               119,489           100,999
Commitments                                                        1,143,308         1,039,819
                                                                   1,262,797         1,140,818

18. Segmental analysis

The allocation of earnings reflects the benefits of shareholders' funds to the extent that these are actually allocated to businesses in the segment by way of intra-group capital and funding structures. Common costs are included in segments on the basis of the actual recharges made. Geographical information has been classified by the location of the principal operations of the subsidiary company or, in the case of the bank, by the location of the branch responsible for reporting the results or advancing the funds. Due to the nature of the group structure, the analysis of profits shown below includes intra-group items between geographical regions.

Consolidated income statement

                                                                              Intra-
                                                               Rest of       segment
Figures in HK$m                               Hong Kong   Asia-Pacific   elimination     Total

Half-year ended 30Jun07

Interest income                                  45,937         25,425        (3,812)   67,550
Interest expense                                (26,335)       (15,785)        3,821   (38,299)
Net interest income                              19,602          9,640             9    29,251
Fee income                                       11,779          6,040          (423)   17,396
Fee expense                                      (1,670)        (1,066)          423    (2,313)
Net trading income                                2,574          4,386            (6)    6,954
Net income from financial instruments
  designated at fair value                        1,661            629            (3)    2,287
Gains less losses from financial investments        256            164             -       420
Gains arising from dilution of investments
  in associates                                       -          4,632             -     4,632
Dividend income                                     181            165             -       346
Net earned insurance premiums                    11,208            850             -    12,058
Other operating income                            3,260            280        (1,464)    2,076
Total operating income                           48,851         25,720        (1,464)   73,107
Net insurance claims incurred and
  movement in policyholders' liabilities        (11,824)        (1,106)            -   (12,930)
Net operating income before loan
  impairment charges and other
  credit risk provisions                         37,027         24,614        (1,464)   60,177
Loan impairment charges and other
  credit risk provisions                           (629)        (2,006)            -    (2,635)
Net operating income                             36,398         22,608        (1,464)   57,542
Operating expenses                              (12,019)        (9,985)        1,464   (20,540)
Operating profit                                 24,379         12,623             -    37,002
Share of profit in associates and joint
  venture                                           103          1,898             -     2,001
Profit before tax                                24,482         14,521             -    39,003
Tax expense                                      (3,941)        (2,463)            -    (6,404)
Profit for the period                            20,541         12,058             -    32,599

Profit attributable to shareholders              17,628         11,359             -    28,987
Profit attributable to minority interests         2,913            699             -     3,612

Half-year ended 30Jun06

Interest income                                  38,238         19,254        (3,747)   53,745
Interest expense                                (22,167)       (11,735)        3,747   (30,155)
Net interest income                              16,071          7,519             -    23,590
Fee income                                        8,491          4,998          (304)   13,185
Fee expense                                      (1,518)        (1,057)          304    (2,271)
Net trading income                                1,816          2,646             -     4,462
Net income from financial instruments
  designated at fair value                           64            (36)            -        28
Gains less losses from financial investments        945            205             -     1,150
Gains arising from dilution of investments
  in associates                                       -              -             -         -
Dividend income                                     579             12             -       591
Net earned insurance premiums                    10,218            694             -    10,912
Other operating income                            3,183            523        (1,256)    2,450
Total operating income                           39,849         15,504        (1,256)   54,097
Net insurance claims incurred and
  movement in policyholders' liabilities         (9,253)          (491)            -    (9,744)
Net operating income before loan
  impairment charges and other credit
  risk provisions                                30,596         15,013        (1,256)   44,353
Loan impairment charges and other credit
  risk provisions                                  (544)        (2,039)            -    (2,583)
Net operating income                             30,052         12,974        (1,256)   41,770
Operating expenses                              (10,762)        (7,983)        1,256   (17,489)
Operating profit                                 19,290          4,991             -    24,281
Share of profit in associates                        81          1,154             -     1,235
Profit before tax                                19,371          6,145             -    25,516
Tax expense                                      (2,968)        (1,601)            -    (4,569)
Profit for the period                            16,403          4,544             -    20,947

Profit attributable to shareholders              14,006          4,465             -    18,471
Profit attributable to minority interests         2,397             79             -     2,476


19. Accounting policies

The accounting policies applied in preparing this news release are the same as those applied in preparing the accounts for the year ended 31 December 2006, as disclosed in the Annual Report and Accounts for 2006.

20. Additional information

Additional financial information, including the group's capital ratios, relating to the period ended 30 June 2007, prepared in accordance with the Banking (Disclosure) Rules made under section 60A of the Banking Ordinance, will be made available on our website: www.hsbc.com.hk. A further press release will be issued to announce the availability of this information.

21. Statutory accounts

The information in this news release is not audited and does not constitute statutory accounts.

Certain financial information in this news release is extracted from the statutory accounts for the year ended 31 December 2006 which have been delivered to the Registrar of Companies and the Hong Kong Monetary Authority. The Auditors expressed an unqualified opinion on those statutory accounts in their report dated 5 March 2007. The Annual Report and Accounts for the year ended 31 December 2006, which include the statutory accounts, can be obtained on request from Group Public Affairs, The Hongkong and Shanghai Banking Corporation Limited, 1 Queen's Road Central, Hong Kong, and may be viewed on our website: www.hsbc.com.hk.

22. Ultimate holding company

The Hongkong and Shanghai Banking Corporation Limited is an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc.

23. Statement of compliance

The information in this news release for the half-year ended 30 June 2007 complies with Hong Kong Accounting Standard 34, Interim Financial Reporting.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 July 2007